
03020275


REXHALL
®

INDUSTRIES INC 2002 ANNUAL REPORT


Rose Air

About Rexhall Industries, Inc.

Rexhall Industries, Inc. is a manufacturer of Class A motorhomes entering its 16th year of operation. Manufacturing began in 1986 in a renovated, 18,000 square foot recreational vehicle plant in Pacoima, California. As orders increased, the Company quickly outgrew its modest facilities and moved to an 80,000 square foot facility in Saugus, California. In June 1989, management decided to take the Company public, with an initial offering of 1.15 million shares of common stock trading on the NASDAQ Stock Exchange. In 1990 Business Week Magazine named Rexhall Industries the "Number One Best Small Growth Company in America", out of 7,700 publicly traded companies. These early milestones helped reinforce the philosophy of the Company and it wasn't long before Rexhall was one of the top manufacturers of Class A motorhomes nationally. In 1994, Rexhall started building its new Corporate Headquarters in Lancaster, California. As part of the City of Lancaster's redevelopment project, Rexhall was able to acquire 10 acres of land on which to build a manufacturing facility and Corporate Headquarters, now encompassing 120,000 square feet of office and production space.

Letter to Shareholders

The above-mentioned history is indeed how we started, however, today we find ourselves in the position of trying to live up to the high expectations we started with. I have never been one to make excuses for not having the success you expected, along with the goals we set for ourselves, but unfortunately, we have fallen short of the financial success and shareholder value we believed the company could deliver. The year 2002 was more than disappointing for us, and to have worked so hard, only to report a losing year is also frustrating to everyone involved. We, at Rexhall Industries, Inc., will work harder and longer to try and make 2003 a better year.

On behalf of the board of directors, I would like to thank you for your commitment to Rexhall Industries, Inc.

Sincerely,



William J. Rex
President & Chief Executive Officer

Financial Highlights
(in thousands, except per-share data)

	2002	2001	2000	1999	1998
SALES	$63,303	$56,680	$66,957	$83,714	$71,454
GROSS PROFIT	6,879	5,096	10,464	14,055	12,140
INCOME (LOSS) FROM CONITNUING OPERATIONS BEFORE TAXES	(1,453)	(1,900)	4,361	8,859	5,864
INCOME (LOSS) FROM DISCONTINUED OPERATIONS (NET OF APPLICABLE TAX BENEFITS)	-----	(695)	(436)	-----	-----
NET INCOME (LOSS)	(935)	(1,992)	2,273	5,302	3,390
WORKING CAPITAL	14,581	14,757	16,600	16,289	10,769
TOTAL ASSETS	29,951	36,352	40,932	36,162	28,449
SHAREHOLDERS' EQUITY	19,157	20,279	22,362	20,272	14,970
NET INCOME (LOSS) PER SHARE – DILUTED	($.15)	($.33)	$.36	$.84	$.54
WEIGHTED AVERAGE SHARES OUTSTANDING – DILUTED	6,077	6,082	6,232	6,322	6,280

Our Motorhomes

The Company's motorhomes are built with attention to quality. The materials used by the Company in constructing its motorhomes are commonly found on more expensive models and, in the opinion of management, generally are superior to those found on motorhomes in the same price range as the Company's motorhomes. The Company uses only steel, as opposed to wood or aluminum, in framing its cage. The Company uses gel-coated, high gloss, one-piece fiberglass panels for the sidewalls, and molded fiberglass front caps, rear caps and roofs, which are construction techniques used in more expensive motorhomes and eliminating many of the seams commonly found in most motorhomes. Fiberglass is generally easier to repair collision marks and scrapes than aluminum, which is the other material commonly used in sidewall construction. The Company uses polyurethane foam and polystyrene for insulation.

The Company's motorhomes are built with attention to aerodynamics, by using a streamlined bus-style front cap that tapers to a width broader at the junction with the sidewalls than at the leading edge of the nose. This styling, coupled with rounded corners throughout the coach, contributes to a smooth ride, even in high winds or when large trucks or trailers pass the motorhome.

The Company currently offers five lines of Class A motorhomes: RoseAir, RexAir, Aerbus, American Clipper and Vision.

The Company's Class A line offers many models and floor plans with multiple decors. These various models come with the following chassis and engine types (see below Raw Materials and Chassis):

- Ford F-53 chassis with a V-10 310 H.P. electronically fuel injected engine
- Workhorse chassis with the 340 H.P. General Motors Vortec engine
- Spartan Mountain Master chassis with a 330, 350 or 370 H.P. diesel engine
- Spartan Summit chassis with a 260 H.P. diesel engine

Models range in size from an overall length of approximately 27 feet to approximately 40 feet with wheelbase ranging from 178 inches to 252 inches. All models have an overall maximum width of eight and one half feet (102" widebody) with a height (with air conditioner) of approximately twelve feet.

In addition to size of chassis, RoseAir, RexAir, Aerbus, American Clipper and Vision models are differentiated by exterior graphics, floor plans and sleeping accommodations. Depending on the model, each motorhome is equipped to sleep four to six adults comfortably. Standard features and equipment on all Rexhall models include a 70 or 100 gallon fuel tank (depending on chassis and model), halogen headlights, dash air conditioning, power steering, automatic transmission, radial tires, stabilizing air bags, 34,000 or 35,000 BTU furnace, water heater, batteries mounted on a slide-out tray for easy access and service, and a powered entry step. Standard interior features include a double-door, flush-mounted refrigerator/freezer, a three-burner range with automatic pilot light, a large two-bowl kitchen sink, a toilet, a fiberglass shower surround, a bathroom sink, coordinating designer accents, and day/night shades. Additional standard equipment includes a television with antenna, an AM/FM stereo radio with cassette player, auxiliary power generators, a microwave oven, roof air conditioners, and a videocassette recorder. Optional equipment items that may be ordered include a back up camera, washer and dryer, hydraulic leveling jacks, electric and heated mirrors, 50 AMP service, entertainment center, satellite dish, patio awning, ducted roof air conditioning, dual-pane windows, and a simulated fireplace. Some models may vary in standard equipment.

The suggested retail prices of the Company's diesel models range from $146,000 to $204,000 with standard equipment, while the suggested retail prices for the Company's gas models range from $75,000 to $122,000 with standard equipment.

Our Company Facilities

In December 1995, the Company completed construction and moved into a 87,000 square foot manufacturing facility on ten acres in Lancaster, California. This facility serves as both a manufacturing facility and the Company's Corporate Headquarters. The facility was designed by management to insure efficiency and to specifically position the company with the opportunity to meet increased production demands. In September 1996, expansion construction began at the Lancaster site. The addition, completed in the fourth quarter of 1997, provided an additional 19,320 square feet of production space. With other additions completed in 2000, the total square footage is almost 120,000 square feet. The Lancaster manufacturing plant is debt free with no mortgages on the facility.

In September 1995, the Company purchased a 40,000 square foot facility located on a 4.5-acre site in Lancaster, California to serve as the Company's RV Service Center. This facility was purchased from the City of Lancaster's Redevelopment Agency for $980,000. At December 31, 2002, the Company was indebted to the City of Lancaster Redevelopment Agency for an amount of $670,000 with interest at 5.93% per annum due through October 2015. From December 1997 until June 2001, the Company leased a portion of the facility to various third parties, which were major RV retail dealers. Since June 2001, the Company has been using that portion to perform additional retail service and insurance paid repairs to motorhomes.

In September 1996, the Company purchased a 4,500 square foot facility located one mile east of Elkhart, Indiana. The facility has 1,500 square feet of office space and a 3,500 square feet warehouse area. At December 31, 2001, this property was classified as held for sale with a net book value of $122,000. It was sold in 2002 for a net selling price of $159,000.

In July 2000, the Company purchased approximately 4 acres in Mesa, Arizona to serve as a site for Price 1, Inc. dba, Price One RV, which is a wholly owned subsidiary of the Company. The Company paid $809,000 for the land and a partially constructed commercial building located on the property. Another $410,000 was spent by the Company to complete the site for the retail sale and service of motorhomes. In December 2001, the Company ceased its retail operations, but continues to operate a service facility under the name Rexhall Service Center – Arizona.

In December 2000, the Company and Mr. William J. Rex, President & CEO, purchased 1.7 acres in Acton, California for $401,000. The Company and Mr. Rex each paid 50% of the purchase price and will share equally in the construction of a building on the property. The Company plans on using its half of the land and building as an off-site prototype shop, while Mr. Rex intends to use his half for personal endeavors outside the Company's scope of business.

In January 2003, the Company completed the purchase of 12.5 acres of land adjacent to its headquarters in Lancaster, California. The Company paid $564,448 in cash and issued a promissory note for $300,000. The agreement with the City of Lancaster will allow for the promissory note to be forgiven in total or in part based upon a formula for providing jobs. The Company plans to build a new facility on this land so that it can produce its own diesel chassis with a new motorhome concept to be built on that chassis.

The Company believes its facilities are adequate to meet its foreseeable needs for its current product offerings.

Market Information

Market Information

The Company's Common Stock has traded in the over-the-counter market since June 22, 1989 and sales and other information are reported in the NASDAQ National Market System. The Company's NASDAQ symbol is "REXL". The following table sets forth the range of high and low closing sale prices of a share of the Company's Common Stock in the over-the-counter market for each quarter since the first quarter of 2000 according to NASDAQ (adjusted for the 2-for-1 stock split of July 2002):

2002	High	Low
Fourth Quarter	$ 3.90	$ 2.38
Third Quarter	5.99	1.51
Second Quarter	6.10	3.78
First Quarter	4.30	2.50

2001	High	Low
Fourth Quarter	$ 4.37	$ 2.01
Third Quarter	3.38	2.09
Second Quarter	3.09	2.31
First Quarter	3.25	2.35

Holders

At March 15, 2003, the Company had 60 shareholders of record.

The following table sets forth, for each of the three years indicated, the percentage of revenues represented by certain items on the Company's Statements of Operations:

Percentage of Net Revenues	Year Ended December 31,		
	2002	2001	2000
Net Revenues	100%	100.0%	100.0%
Cost of Goods Sold	89.1	91.0	84.4
Gross Profit	10.9	9.0	15.6
Selling, General and Administrative Expenses	13.1	12.9	9.2
Income (Loss) from Operations	(2.2)	(3.9)	6.4
Other Income (Expense), net	(0.1)	0.5	0.1
Income (Loss) from Continuing Operations Before Income Taxes	(2.3)	(3.4)	6.5
Income Tax Expense (Benefit)	(0.8)	(1.1)	2.5
Income (Loss) from Continuing Operations	(1.5)	(2.3)	4.0
Income (Loss) from Discontinued Operations, net	-----	(1.2)	(0.6)
Net Income (Loss)	(1.5%)	(3.5%)	3.4%

Management Discussion and Analysis

Overview

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere herein. As is generally the case in the recreational vehicle industry, various factors can influence sales. These factors include demographics, changes in interest rates, consumer confidence levels, competition, restrictions on the availability of financing for the wholesale and retail purchases of recreational vehicles, as well as significant changes in the availability and price of gasoline.

The Company was founded in 1986 as a manufacturer of recreational vehicles, and became publicly held in 1989. The Company currently only builds Class A motorhomes on either gas or diesel chassis supplied by outside companies. The Company's products are positioned to be value leaders, in that its products offer many of the design and structural characteristics and quality components of high-line motorhomes, but at a much more affordable price.

To counter the short-term and long-term effects of the bankruptcy of the Company's largest dealer in 2000, the Company established its own retail operations in Mesa, Arizona, Price I, Inc. dba, Price One, RV. Under the terms of the repurchase agreements with the bankrupt dealer's lenders, the Company was only obligated to repurchase $1.2 million of inventory; however, the Company elected to repurchase $4.2 million in order to keep this inventory from being dumped on the market at substantially lower prices. The retail operations at Price One RV did not begin in earnest until November of 2000. In December 2001, the Company ceased its retail operations and sold the remaining Price One inventory to another dealership in Arizona. The Company has reported the retail operations as a discontinued operation, and the subsidiary is no longer operational. However, the Company continues to operate a service facility under the name Rexhall Service Center – Arizona at that location.

The last few years have been very challenging for the Class A motorhome industry. Approximately 49,400 Class A motorhomes were wholesaled in 1999, which was an all-time high. However, when the stock market started to slide in the spring of 2000, Class A motorhome shipments dropped dramatically. Class A motorhome sales in 2000 dropped 17% to 41,000 and dropped another 19% in 2001 to 33,400, which is the lowest annual level since 1995. The industry rebounded by 19% in 2002 to 39,600 units shipped.

Management believes the Company's $14.6 million of working capital is strong, which includes $5.8 million in cash. Management expects operating cash flows to be sufficient to finance the Company's 2003 operational needs and complete its research and development projects, especially when considering the increase level of chassis inventory the Company is starting with in 2003. The increase in chassis inventory from the relatively low levels at the December 31, 2001 to December 31, 2002 accounted for most of the operating cash usage. The Company is also planning on minimal borrowings for the construction of the new plant, but business and market conditions might arise that make borrowing more prudent.

Result of Operations

Comparison of Year Ended December 31, 2002 to Year Ended December 31, 2001

Net revenues for the year ended December 31, 2002, were $63.3 million, compared to $56.7 million for 2001, an increase of $6.6 million or 12%. The number of units shipped, net of repurchased units, increased 38 to 763 in 2002 from 725 in 2001, an increase of 5%. The average net selling price increased approximately 6% during the period due to a higher mix of diesel and large gas units. Wholesale unit shipments of the

Company's gas and diesel motorhomes were up 3% and 10%, respectively, when compared to 2001.

Poor RV industry fundamentals of weakened consumer confidence and tightening of credit continue to hinder the Company's efforts in attracting large dealers east of the Rockies. The lack of new dealers was the primary cause for the Company to lag behind the industry's 19% improvement in shipments during 2002. Management cannot determine when these conditions will improve.

Gross profit for the year ended December 31, 2002 increased to $6.9 million from $5.1 million for 2001, an increase of $1.8 million or 35%. The gross margin for 2002 was 10.9% as compared to 9.0% for 2001. The primary drivers of the increase in gross profit were higher sales and lower discounts and incentives, partially offset by higher direct labor cost per unit. The Company's gross margin may fluctuate in future periods if the mix of Class A motorhomes the Company produces shifts from higher to lower gross margin units or if the Company encounters unexpected manufacturing difficulties or competitive pressures.

Selling, general and administrative expenses (SG&A) for the year ended December 31, 2002 were $8.3 million, compared to $7.3 million for 2001, and increased as a percentage of sales from 12.9% to 13.1% due to an increase in SG&A expenses. The increase in expenses is primarily related to the approximately $850,000 the Company spent on outside firms during the independent investigation into the restatement of its first quarter's 10-Q.

Other income in 2001 primarily consisted of rental income on the sub-leased portion of the Company's facilities. As of December 31, 2001, the Company was no longer sub-leasing any of its facilities, so no rental income was earned in 2002.

The Company's continuing operations' effective income tax rate was 36% for the year ended December 31, 2002 as compared with 32% for 2001. The increase is a result of certain non-deductible expenses being incurred in 2001. Basic and diluted net loss per share was ($0.15) for the year ended December 31, 2002, as compared to basic and diluted net loss per share of ($0.33) in 2001.

In December 2001, the Company ceased its retail operations, Price One in Mesa, Arizona. The retail inventory was discounted significantly and sold to another dealership in Arizona. The net results of the Company's retail operations are presented in the accompanying financial statements as "Discontinued Operations".

Comparison of the Year Ended December 31, 2001 to Year Ended December 31, 2000

Net revenues for the year ended December 31, 2001, were $56.7 million, compared to $67.0 million for 2000, a decrease of $10.3 million or 15%. The number of units shipped, net of repurchased units, decreased 185 to 725 in 2001 from 910 in 2000, a decrease of 20%. The average net selling price increased approximately 6% during the period due to a higher mix of diesel units, partially offset by discounts offered in the 4th quarter of 2001. Wholesale unit shipments of the Company's gas motorhomes were down 37%, while diesel motorhome unit shipments were up 42% when compared to the same period in 2000.

Poor RV industry fundamentals of weakened consumer confidence and tightening of credit, continue to be the drivers of the overall downturn in the industry. The events of September 11, 2001 only compounded this difficult market and added to the decline. This led to an increase in dealer incentives and discounts to stimulate sales and reduce finished goods inventory. Management cannot determine when these conditions will improve, however, based on the Company's year-end order backlog, Management believes market demand is strengthening.

Gross profit for the year ended December 31, 2001 decreased to $5.1 million from $10.5 million for 2000, a decrease of $5.4 million or 51%. The gross margin for 2001 was 9.0% as compared to 15.6% for 2000. The primary drivers of the decrease in gross profit were lower sales, higher discounts and incentives, and higher overhead costs absorbed by each unit. The decrease in sales created a smaller absorption base for manufacturing overhead. The nature of these costs is less variable than direct materials and labor, so overhead absorption suffers in periods of declining sales. Additionally, a $392,000 write-down of finished goods inventory and a $354,000 write-down of chassis inventory were recorded in the third and fourth quarters of 2001, respectively, to properly reflect lower-of-cost or market inventory valuations.

Selling, general and administrative expenses (SG&A) for the year ended December 31, 2001 were $7.3 million, compared to $6.1 million for 2000 and increased as a percentage of sales from 9.2% to 12.9% due to the decline in sales base and an increase in SG&A expenses. The increase in expenses is primarily related to an increase in research and development, bad debt, and legal expenses partially offset by a reduction in officer's bonus and advertising.

Other income primarily consisted of rental income on the sub-leased portion of the Company's facilities. As of December 31, 2001, the Company was no longer sub-leasing any of its facilities.

The Company's continuing operations' effective income tax rate was 32% for the year ended December 31, 2001 as compared with 38% for 2000. The decrease is a result of certain non-deductible expenses being incurred in 2001. Basic and diluted net loss per share was ($0.33) for the year ended December 31, 2001, as compared to basic and diluted net income per share of $0.36 in 2000.

In December 2001, the Company ceased its retail operations, Price One in Mesa, Arizona. The retail inventory was discounted significantly and sold to another dealership in Arizona. The net results of the Company's retail operations are presented in the accompanying financial statements as "Discontinued Operations". The disposition of the net assets in 2002 of the discontinued operation is presented as "Loss on Disposal of Discontinued Operations".

Liquidity and Capital Resources

The Company has relied primarily on internally generated funds, trade credit and debt to finance its operations and expansions. As of December 31, 2002, the Company had working capital of $14,581,000, compared to $14,757,000 at December 31, 2001, a $176,000 decrease in working capital. The most significant working capital decrease was a $2,905,000 decrease in cash partially offset by an increase of $2,503,000 in inventories.

Capital expenditures during 2002 were $171,000. Management anticipates a higher level of capital expenditures in 2003. Cash flows from financing activities consisted primarily of repayments of short-term notes of $248,000 and the repurchase of stock on the open market of $233,000, partially offset by proceeds from chassis vendor line of credit of $328,000. Management might continue to repurchase and/or retire stock whenever business and market conditions are favorable to do so.

As of December 31, 2002, the Company has a $2,500,000 line of credit with a bank which can be used for working capital purposes secured by equipment, inventory, and receivables. The interest rate is the prime rate (4.25% at December 31, 2002). The line of credit expires September 27, 2003. Under this line of credit, $711,000 has been set aside as an irrevocable standby letter of credit for the Company to meet the requirements for self-insurance established by the Department of Industrial Relations which regulates workers' compensation insurance in California. At December 31, 2002, no amounts were outstanding under the line of credit agreement. The line of credit contains various covenants. The Company was in compliance with such covenants at December 31, 2002.

The Company has a line of credit with a chassis vendor, Ford Motor Credit Company ("FMCC"), with a $5,000,000 limit. Borrowings under the line bear interest at an annual rate of prime plus 1% (5.25% at December 31, 2002). All borrowings are secured by the Ford merchandise. The outstanding balance included at December 31, 2002 and 2001 was $3,381,000 and $3,053,000 respectively.

The Company anticipates that it will be able to satisfy its ongoing cash requirements through 2003 primarily with cash flows from operations, supplemented, if necessary, by borrowings under its revolving credit agreement. The increase in chassis inventory from the relatively low levels at the December 31, 2001 to December 31, 2002 accounted for most of the operating cash usage, and the Company does not anticipate having to increase chassis inventories in 2003. Depending on market and economic conditions, the Company might consider financing part or all of the new facility related to the new motorhome and diesel chassis concept.

Contractual Obligations and Commercial Commitments

The following table summarizes the Company's obligations and commitments as of December 31, 2002:

Payments Due by Period (in thousands)

Contractual Cash Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-Term Debt	$670	36	117	90	464
Total Contractual Cash Obligations	$670	36	117	90	464

Amount of Commitment Expiration per Period (in thousands)

Other Commercial Commitments	Total Amounts Outstanding	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Lines of Credit	$3,381	3,381	---	---	---
Total Commercial Commitments	$3,381	3,381	---	---	---

The Company's contingent liability under the repurchase agreements is limited to the total unpaid balance (including, in some cases, interest and other charges) owed to the lending institution by reason of its extension of credit to the dealer to purchase the Company's motorhomes. The contingent liability under repurchase agreements varies significantly from time to time, depending upon shipments and dealer sales to end-users. At December 31, 2002 and 2001, the Company's contingent liability was approximately $28,900,000 and $23,900,000 respectively. The risk of loss under these agreements is spread over numerous dealers and financing institutions and is further reduced by the resale value of any motorhomes that may be repurchased. To date, the Company's losses under these repurchase agreements have been minimal at the gross margin level, upon resale of the units.

Independent Auditor's Report

The Board of Directors
Rexhall Industries, Inc.

We have audited the accompanying consolidated balance sheet of Rexhall Industries, Inc. and subsidiary as of December 31, 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. In connection with our audit of the aforementioned consolidated financial statements, we also have audited the related financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rexhall Industries, Inc. and subsidiary as of December 31, 2002, and the result of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ BECKMAN KIRKLAND & WHITNEY

Agoura Hills, California
March 26, 2003

Independent Auditor's Report

The Board of Directors
Rexhall Industries, Inc.

We have audited the accompanying consolidated balance sheet of Rexhall Industries, Inc. and subsidiary as of December 31, 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2001. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related financial statement schedule. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rexhall Industries, Inc. and subsidiary as of December 31, 2001, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ **KPMG LLP**

Los Angeles, California
March 1, 2002

REXHALL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2002 and 2001

ASSETS	2002	2001
CURRENT ASSETS		
Cash	$ 5,757,000	$ 8,662,000
Accounts Receivables, less Allowance for Doubtful Accounts of $103,000 in 2002 and $102,000 in 2001	2,251,000	2,051,000
Income Tax Receivable	360,000	786,000
Inventories	15,049,000	12,546,000
Deferred Income Taxes (Note 6)	1,003,000	964,000
Other Current Assets	139,000	461,000
Current Assets of Discontinued Operations (Note 12)	182,000	4,689,000
TOTAL CURRENT ASSETS	24,741,000	30,159,000
Property and Equipment at Cost Net of Accumulated Depreciation (Note 2)	5,021,000	5,760,000
Property Held for Sale (Note 9)	-------	122,000
Other Assets (Note 4)	152,000	151,000
Non-Current Assets of Discontinued Operations (Note 12)	37,000	160,000
TOTAL ASSETS	$29,951,000	$36,352,000
LIABILITIES & STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts Payable	$ 1,622,000	$ 3,423,000
Chassis Vendor Line of Credit (Note 3)	3,381,000	3,053,000
Notes Payable and Current Portion of Long-Term Debt (Note 5)	36,000	34,000
Warranty Allowance	991,000	699,000
Accrued Legal (Note 7)	1,250,000	802,000
Dealer Incentives	638,000	1,139,000
Other Accrued Liabilities	1,750,000	1,376,000
Accrued Compensation and Benefits	472,000	367,000
Current Liabilities of Discontinued Operations (Note 12)	20,000	4,509,000
TOTAL CURRENT LIABILITIES	10,160,000	15,402,000
Long-Term Debt, less Current Portion (Note 5)	634,000	671,000
TOTAL LIABILITIES	10,794,000	16,073,000
STOCKHOLDERS' EQUITY		
Preferred Stock - no par value Authorized, 1,000,000 shares; No shares outstanding at December 31, 2002 and December 31, 2001	-------	-------
Common Stock - no par value, Authorized, 10,000,000 shares, issued and outstanding 6,038,000 at December 31, 2002 and 6,095,000 at 2001	5,906,000	6,139,000
Loan Receivable from Exercise of Options (Note 4)	-------	(46,000)
Retained Earnings	13,251,000	14,186,000
TOTAL STOCKHOLDERS' EQUITY	19,157,000	20,279,000
Commitments and Contingencies (Notes 3 and 7)		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$29,951,000	$36,352,000

See accompanying notes to consolidated financial statements

REXHALL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 and 2000

	2002	2001	2000
Net Revenues (Note 8)	$63,303,000	$56,680,000	$66,957,000
Cost of Sales	56,424,000	51,584,000	56,493,000
Gross Profit	6,879,000	5,096,000	10,464,000
Operating Expenses:			
Selling, General and Administrative Expenses	8,278,000	7,333,000	6,129,000
Income (Loss) from Operations	(1,399,000)	(2,237,000)	4,335,000
Interest Income	56,000	250,000	274,000
Interest Expense	(144,000)	(181,000)	(448,000)
Other Income, net	-------	242,000	200,000
Gain on Sale of Fixed Assets	34,000	26,000	-------
Income (Loss) from Continuing Operations Before Income Taxes	(1,453,000)	(1,900,000)	4,361,000
Income Tax Expense (Benefit) (Note 6)	(526,000)	(603,000)	1,652,000
Income (Loss) from Continuing Operations	(927,000)	(1,297,000)	2,709,000
Income (Loss) from Discontinued Operations (net of applicable income tax benefit of $333,000 and $268,000 in 2001 and 2000, respectively) (Note 12)	-------	(695,000)	(436,000)
Loss on Disposal of Discontinued Operations (net of applicable income tax benefit of $5,000) (Note 12)	(8,000)	-----	-----
Net Income (Loss)	($935,000)	($1,992,000)	$ 2,273,000
Basic and Diluted Income (Loss) from Continuing Operations – Per Share	($ 0.15)	($ 0.21)	$ 0.43
Basic and Diluted Income (Loss) from Discontinued Operations – Per Share	$ -------	($ 0.12)	($ 0.07)
Basic and Diluted Income (Loss) – Per Share	($ 0.15)	($ 0.33)	$ 0.36
Weighted Average Shares Outstanding - Basic and Diluted	6,077,000	6,082,000	6,232,000

See accompanying notes to consolidated financial statements

REXHALL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 and 2002

	COMMON SHARES	STOCK AMOUNT	LOAN RECEIVABLE	RETAINED EARNINGS	TOTAL
BALANCE, December 31, 1999	$6,344,000	$6,788,000	($421,000)	$13,905,000	$20,272,000
Repurchase and Retirement of Stock	(207,000)	(547,000)	-------	-------	(547,000)
Repayment of Loan Receivable Related to Stock Options	-------	-------	364,000	-------	364,000
Net Income	-------	-------	-------	2,273,000	2,273,000
BALANCE, December 31, 2000	6,137,000	$6,241,000	($57,000)	$16,178,000	$22,362,000
Repurchase of Stock	(42,000)	(102,000)	-------	-------	(102,000)
Repayment of Loan Receivable Related to Stock Options	-------	-------	11,000	-------	11,000
Net (Loss)	-------	-------	-------	(1,992,000)	(1,992,000)
BALANCE, December 31, 2001	$6,095,000	$6,139,000	($ 46,000)	$14,186,000	$20,279,000
Repurchase of Stock	(57,000)	(233,000)	-------	-------	(233,000)
Repayment of Loan Receivable Related to Stock Options	-------	-------	46,000	-------	46,000
Net (Loss)	-------	-------	-------	(935,000)	(935,000)
BALANCE, December 31, 2002	$6,038,000	$5,906,000	$ -------	$13,251,000	$19,157,000

See accompanying notes to consolidated financial statements

REXHALL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 and 2000

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	($935,000)	($1,992,000)	$2,273,000
Adjustments to reconcile net income (loss) to net cash provided by (used in) Operating Activities:			
Net loss from discontinued operations	-------	695,000	436,000
Depreciation and amortization	383,000	376,000	362,000
Gain on sale of property, plant and equipment	(34,000)	(26,000)	-------
Provision for deferred income taxes	(39,000)	(198,000)	169,000
(Increase) decrease in:			
Accounts receivable	(200,000)	4,848,000	37,000
Inventories	(2,503,000)	2,398,000	1,560,000
Income tax receivable	426,000	(594,000)	(192,000)
Increase (decrease) in:			
Accounts payable	(1,801,000)	534,000	(881,000)
Warranty allowance	292,000	(138,000)	(163,000)
Accrued legal	448,000	357,000	(292,000)
Dealer incentives	(501,000)	407,000	(318,000)
Other assets and liabilities	1,572,000	854,000	295,000
Net cash provided by operating activities	(2,892,000)	7,521,000	3,286,000
CASH FLOWS FROM INVESTING ACTIVITIES			
Additions to property and equipment	(171,000)	(178,000)	(1,640,000)
Proceeds from sale of property and equipment	159,000	108,000	--------
Issuance of notes receivable	-------	--------	(151,000)
Net cash (used in) investing activities	(12,000)	(70,000)	(1,791,000)
CASH FLOWS FROM FINANCING ACTIVITIES			
Repayments on long-term debt	(35,000)	(34,000)	(30,000)
Repayments on short-term notes	(248,000)	(237,000)	(127,000)
Proceeds (Repayment) on chassis vendor line of credit	328,000	(502,000)	(3,590,000)
Proceeds from loan receivable on exercise of stock options	46,000	11,000	15,000
Repurchase and retirement of stock	(233,000)	(102,000)	(547,000)
Net cash (used in) financing activities	(142,000)	(864,000)	(4,279,000)
NET CASH FLOWS FROM DISCONTINUED OPERATIONS	141,000	(1,373,000)	(98,000)
NET (DECREASE) INCREASE IN CASH	(2,905,000)	5,214,000	(2,882,000)
BEGINNING CASH BALANCE	8,662,000	3,448,000	6,330,000
ENDING CASH BALANCE	$5,757,000	$8,662,000	$3,448,000
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Income taxes paid (refunded) during the year	$(872,000)	$ 113,000	$1,370,000
Interest paid during the year	$ 144,000	$ 589,000	$ 283,000
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:			
Repayment of loan receivable through cancellation of bonus liability	$ -------	--------	$ 349,000
Notes payable for insurance policies	$ 475,000	$ 328,000	$ 223,000

See accompanying notes to consolidated financial statements

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities - Rexhall Industries, Inc. and subsidiary (the "Company") is engaged in designing, manufacturing and selling Class A motorhomes. Class A motorhomes are self-contained and self-powered recreational vehicles used primarily in conjunction with leisure travel and outdoor activities. The Company's wholly owned subsidiary, Price I, Inc. dba Price One RV, was a retailer of Class A motorhomes and other recreational vehicles. In December 2001, the Company ceased its retail operations.

Principles of Consolidation - The consolidated financial statements include the financial statements of Rexhall Industries, Inc. and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Concentration of Credit Risk - Sales are usually made to dealers over a wide geographic area primarily with terms requiring payment within ten days or less of the dealer's receipt of the unit. Most dealers have floor plan financing arrangements with banks or other financing institutions under which the lender advances all, or substantially all, of the purchase price of the motorhome. The loan is collateralized by a lien on the purchased motorhome. As is customary in the industry, the Company has entered into repurchase agreements with these lenders. In general, the repurchase agreements provide that in the event of default by the dealer on its agreement to the lending institution, the Company will repurchase the motorhome so financed.

The Company has recorded an allowance for doubtful accounts to cover the difference between recorded receivables and collections from customers. The allowance for bad debts is adjusted periodically based upon the Company's evaluation of historical collection experiences, industry trends and other relevant factors.

Inventories - Inventories are stated at the lower of cost or market value, determined using the first-in, first-out basis. Costs include material, labor and applicable manufacturing overhead. Inventories consist of the following at December 31, 2002 and 2001:

	2002	2001
Chassis	$ 6,604,000	$ 3,219,000
Raw Materials	2,713,000	2,822,000
Work-in-Progress	1,617,000	1,363,000
Finished Goods	4,115,000	5,142,000
Total	$15,049,000	$12,546,000

Property, Plant and Equipment - Property, plant and equipment are stated at cost. Depreciation and amortization are computed based on the straight-line method over the estimated useful lives of the assets, which range from 3 to 31.5 years.

Property held for sale is stated at the lower of cost or fair value less selling expenses and includes certain property no longer used in the Company's operation.

Research and Development – Research and development costs were $146,000, $426,000 and $131,000 in 2002, 2001 and 2000, respectively, and are expensed as incurred.

Revenue Recognition - The Company derives revenue primarily from the sale of motorhomes to dealers across the United States. Revenue is recognized when title of the motorhome transfers to the dealer. This generally occurs upon shipment. Revenues are shown net of repurchases. The Company also reserves for dealer sales incentives, which are netted against revenues. Revenues are also generated from the service of motorhomes and from shipment or installation of parts and accessories.

Warranty Reserve Policy - The Company provides retail purchasers of its motorhomes with a limited warranty against defects in materials and workmanship for 12 months or 12,000 miles measured from date of purchase, or upon the transfer of the vehicle by the original owner, whichever occurs first. The Company's warranty excludes certain specified components, including chassis, engines and power train, and appliances, which are warranted separately by the suppliers. The Company estimates warranty reserves required by applying historical experience with regard to probabilities of failure and cost to product sales covered by warranty terms. Warranty expense was $1,904,000, $1,070,000 and $900,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Income Taxes - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The realizability of the deferred tax assets is assessed throughout the year and a valuation allowance is established accordingly.

Earnings per Share - Basic earnings per share represents net earnings divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share represents net earnings divided by the weighted average number of shares outstanding, inclusive of the dilutive impact of common stock options, provided their impact is not anti-dilutive. All share and per share amounts have been restated to reflect the retroactive effects of the 2-for-1 stock split, which occurred in July 2002. See note 10.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of - The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets." These Statements require that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount of fair value less costs to sell.

Fair Values of Financial Instruments - The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash, trade and other receivables, trade accounts payable, notes payable and accrued expenses: The carrying amounts approximate the fair values of these instruments due to their short-term nature.

Line of Credit: The fair value of the Company's line of credit approximates carrying value as it accrues interest at prevailing market rates on a variable basis.

Long-Term Debt: The fair value of the Company's long-term debt approximates the current book value based on estimated quotations made on long-term debt facilities with similar quality and terms.

2. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2002 and 2001:

	Useful Lives (In years)	2002	2001
Building and Land	5, 31.5	$5,281,000	$5,937,000
Furniture, Fixtures, Equipment and Other	3-7	1,760,000	1,626,000
Autos and Trucks	3-7	292,000	286,000
		7,333,000	7,849,000
Less: Accumulated Depreciation		2,312,000	2,089,000
Property and Equipment, net		$5,021,000	$5,760,000
Depreciation Expense		$ 383,000	$ 376,000

In July 2001, there was a fire at the Company's manufacturing facility which caused approximately $1,600,000 worth of damage to the plant, offices and inventory. During 2002, the Company was able to determine the damage to the building and improvements amounted to $524,000. The building improvements have been written down and the Company has been reimbursed by insurance for the fire damage.

3. LINES OF CREDIT

The Company has available a $2,500,000 revolving line of credit with a bank expiring on September 27, 2003 secured by equipment, inventory, and receivables. The interest rate is the prime rate (4.25% at December 31, 2002). At December 31, 2002, no amounts were outstanding under this line and $711,000 has been set aside as an irrevocable standby letter of credit.

The Company has a line of credit with a chassis vendor, Ford Motor Credit Company ("FMCC"), with a $5,000,000 limit. Borrowings under the line bear interest at an annual rate of prime plus 1% (5.25% at December 31, 2002). All borrowings are secured by the Ford merchandise. The outstanding balance at December 31, 2002 and 2001 was $3,381,000 and $3,053,000 respectively.

4. LOANS TO RELATED PARTIES

From time to time the Company made loans to certain officers and key employees related to the exercise of stock options. During 1998, the Company advanced $385,000 to key employees under the Company's Incentive and Non-Statutory Stock Option Plan (The Plan) in exchange for the exercise of 123,000 options. The loans were full recourse loans and were secured by the shares of common stock issued upon such exercise. The notes bear interest at a rate as defined by Regulation 1.1274-4 of Internal Revenue Code of 1986, (4.92% at December 31, 2002). Loans extended for the exercise of incentive stock options are netted against equity. During 2000, an executive of the company repaid a portion of the outstanding loans and related accrued interest by foregoing the bonus liability that was due from the Company. During 2002, the remaining balance was paid in full leaving the outstanding balance as of December 31, 2002 at nil.

In December 2000, the Company and Mr. William J. Rex, President & CEO, purchased a partially completed building on 1.7 acres in Acton, California for $401,000. The Company and Mr. Rex each contributed 50% of the purchase price and will share equally in the final construction of the building on the property. The Company plans on using its half of the land and building as an off-site prototype shop, while Mr. Rex intends to use his half for personal endeavors outside the Company's scope of business. The Company paid $151,000 on behalf of Mr. Rex in exchange for a $151,000 note receivable. The note is secured by the executive's interest in the property. The note bears interest at a rate as defined by Regulation 1.1274-4 of Internal Revenue Code of 1986, (4.92% at December 31, 2002).

5. NOTES PAYABLE AND LONG-TERM DEBT

	2002	2001
Promissory note payable to the City of Lancaster Redevelopment Agency, 240 monthly payments of $6,285 including principal and interest at 5.93% per annum, note matures on October 2015 The note is collateralized by land and building with a net book value of approximately $839,000 at December 31, 2002	$670,000	$705,000
Less: Current Portion	36,000	35,000
Long-Term Portion	$634,000	$670,000

Future annual minimum principal payments due on long-term debt (including current portion) as of December 31, 2002 are as follows:

Year Ending December 31,	
2003	36,000
2004	39,000
2005	41,000
2006	44,000
Thereafter	510,000
	$670,000

6. INCOME TAXES

The components of income tax expense (benefit) are as follows:

	Year Ended December 31,		
	2002	2001	2000
Income tax expense (benefit) excluding discontinued operations	($526,000)	($603,000)	$1,652,000
Income tax (benefit) of discontinued operations	(5,000)	(333,000)	(268,000)
Total income tax expense (benefit)	($531,000)	($ 936,000)	$1,384,000
Current:			
Federal	($392,000)	($788,000)	$915,000
State	(56,000)	50,000	300,000
	(448,000)	(738,000)	1,215,000
Deferred:			
Federal	(66,000)	(105,000)	159,000
State	(17,000)	(93,000)	10,000
	(83,000)	(198,000)	169,000
	($531,000)	($ 936,000)	$1,384,000

The components of deferred tax assets (liabilities) at December 31, 2002 and 2001 are as follows:

	2002	2001	2000
Current:			
Allowance for bad debts	$ 35,000	$ 60,000	$ 40,000
Inventory reserves and unicap	111,000	125,000	145,000
Warranty accrual	117,000	281,000	332,000
Net operating losses	235,000	100,000	-------
Reserve for self insurance	456,000	176,000	112,000
Legal reserves	75,000	146,000	-------
Other accrued liabilities	325,000	151,000	97,000
State tax	-------	------	95,000
	$1,354,000	$1,039,000	$ 821,000
Non Current:			
Depreciation	185,000	------	(55,000)
Deferred tax assets	$1,539,000	$1,039,000	$ 766,000
Less:			
Valuation allowance	(536,000)	(75,000)	-------
Net deferred tax asset	$1,003,000	$ 964,000	$ 766,000

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes due to the following:

	Year Ended December 31,		
	2002	2001	2000
Net income (loss) before income taxes	($1,466,000)	($1,900,000)	$4,361,000
Statutory federal tax rate	34%	34%	34%
Expected tax expense (benefit)	(499,000)	(646,000)	1,483,000
State taxes net of federal effect	(86,000)	(46,000)	205,000
Permanent differences	8,000	5,000	5,000
Other adjustments	51,000	84,000	(41,000)
Provision for income taxes of continuing operations	(526,000)	(603,000)	1,652,000
Provision for income taxes of discontinued operations	(5,000)	(333,000)	(268,000)
Provision for income taxes	($531,000)	($ 936,000)	$1,384,000

7. COMMITMENTS AND CONTINGENCIES

Repurchase Agreements - Motorhomes purchased under financing agreements, with third party lenders, by dealers are subject to repurchase by the Company under the terms of the financing, at dealer cost and might include unpaid interest and other costs in the event of default by the dealer. To date, repurchases have not resulted in significant losses at the gross margin level. During 2002, the Company repurchased approximately $1,760,000 (wholesale value) of motorhomes under these agreements. As of December 31, 2002, $287,000 remained in Finished Goods Inventory.

At December 31, 2002 and 2001 approximately $28,900,000 and $23,900,000, respectively, of dealer inventory was covered by repurchase agreements. Dealers do not have the contractual right to return motorhomes under any Rexhall Dealer Agreement. The repurchase agreements require the dealers to default or file for bankruptcy. There are also a number of state statutes which require the repurchasing of motorhomes whenever a dealership is terminated.

Litigation - The Company is a defendant in various legal proceedings resulting from the normal course of business. In the opinion of Company management, the resolution of such matters should not have a material effect on its financial statements or results of operations and have been adequately reserved for.

Warranties – Estimated warranty costs are accrued for at the time the vehicle is sold to a dealer. Included in the warranty cost accruals are costs for basic warranties on units sold. Estimates for warranty costs are made based primarily on recent warranty claim experience. The following is a tabular reconciliation of the product warranty accrual:

January 1, 2001 beginning balance	$ 837,000
Payments made in 2001	(1,439,000)
Changes to accrual related to warranties issued in 2001	1,261,000
Changes to accrual related to pre-existing warranties	40,000
December 31, 2001 ending balance	$ 699,000
Payments made in 2002	($1,790,000)
Changes to accrual related to warranties issued in 2002	1,601,000
Changes to accrual related to pre-existing warranties	481,000
December 31, 2002 ending balance	$ 991,000

8. SIGNIFICANT CUSTOMERS

The Company had one major customer, La Mesa RV with locations in CA and AZ, who accounted for 18% of the Company's net revenues during 2002. There were no customers that comprised over 10% of the Company's revenues in 2001. Sohn Corporation operated three Southern California locations and accounted for 13.8% of the Company's revenue in 2000. Sohn Corporation ceased operations in August 2001.

9. PROPERTY HELD FOR SALE

At December 31, 2001, the Company's customer service center in Elkhart, Indiana was classified as held for sale. The facility has 1,500 square feet of office space and a 3,500 square foot warehouse area with a net book value of $122,000 as of December 31, 2001. It was sold in 2002 for a net selling price of $159,000.

10. EARNINGS PER SHARE

All share and per share amounts have been restated to reflect the retroactive effects of the 2-for-1 stock split, which occurred in July 2002.

The following is a reconciliation of the basic and diluted earnings per share computation for the year 2002, 2001 and 2000 (in thousands, except per share data):

	Year ended December 31,		
	2002	2001	2000
Net Income (Loss) Used for Basic and Diluted Earnings Per Share	($935)	($1,992)	$2,273
Shares of Common Stock and Common Stock Equivalents:			
Weighted Average Shares Used in Basic and Diluted Computation	6,077	6,082	6,232
Earnings Per Share:			

Basic and Diluted	($0.15)	($0.33)	$0.36

During the 12 months ended December 31, 2002, the Company repurchased 57,000 common shares on the open market at an average cost of $4.10 per share.

11. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The results of operations for fiscal 2002 and 2001 are as follows:

in thousands, except per share data	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
FISCAL 2002:				
Net Revenues	$17,407	$18,964	$12,872	$14,060
Gross Profit	1,323	2,354	1,042	2,160
Income (Loss) from Continuing Operations before Income Taxes	(418)	441	(1,517)	41
Income (Loss) from Continuing Operations	(253)	264	(907)	(31)
(Loss) from Discontinued Operations, net	-----	-----	-----	-----
Net Income (Loss)	(253)	264	(907)	(39)
Basic and Diluted Net Income (Loss) Per Share [1]	(0.04)	0.04	(0.15)	(0.01)
FISCAL 2001:				
Net Revenues	$15,310	$16,442	$12,673	$12,255
Gross Profit	1,734	1,848	1,255	259
Income (Loss) from Continuing Operations before Income Taxes	437	355	(828)	(1,864)
Income (Loss) from Continuing Operations	262	213	(497)	(1,275)
(Loss) from Discontinued Operations, net	(143)	(81)	(158)	(313)
Net Income (Loss)	119	132	(655)	(1,588)
Basic and Diluted Net Income (Loss) Per Share [1]	0.02	0.02	(0.11)	(0.26)

[1] Net income per share amounts for each quarter are required to be computed independently and may not equal the amount computed for the total year.

12. DISCONTINUED OPERATIONS

In December 2001, the Company decided to discontinue its retail operations, Price One RV in Mesa, Arizona. At the time of discontinuing the retail operations, the remaining motorhome inventory was sold, at a discount, to another dealership in Arizona. The Company's financial statements have been restated to reflect the retail segment as a discontinued operation for all periods presented.

Following is summary financial information for the Company's discontinued retail operations:

	Years Ended December 31,		
	2002	2001	2000
Net Sales	$ -------	$15,622,000	$1,745,000
Income (Loss) from Discontinued Operations			

before Income Taxes	-------	(1,028,000)	(704,000)
Income Tax (Benefit)	-------	(333,000)	(268,000)
Net Loss from Discontinued Operations	$ -------	($695,000)	($436,000)
Net Loss on Disposal of Discontinued Operations	($ 8,000)	$ -------	$ -------

	As of December 31,		
	2002	2001	2000
Cash	$154,000	$ 90,000	(21,000)
Receivables, net	28,000	4,560,000	167,000
Inventories	-------	34,000	7,532,000
Other Current Assets	-------	5,000	98,000
Current Assets of Discontinued Operations	$ 182,000	$4,689,000	$7,776,000
Property and Equipment at Cost Net of Accumulated Depreciation	$ 37,000	$ 158,000	118,000
Other Assets	-------	2,000	92,000
Non-Current Assets of Discontinued Operations	$ 37,000	$ 160,000	$ 210,000
Accounts Payable	$ -------	$ 54,000	$1,651,000
Notes Payable	20,000	4,455,000	6,605,000
Other Current Liabilities	-------	-------	68,000
Current Liabilities of Discontinued Operations	$ 20,000	$4,509,000	$8,324,000

13. SUBSEQUENT EVENT

In January 2003, the Company completed the purchase of 12.5 acres of land adjacent to its headquarters in Lancaster, California. The Company paid $564,448 in cash and issued a promissory note for $300,000. The agreement with the City of Lancaster will allow for the promissory note to be forgiven in total or in part based upon a formula for providing jobs. The Company plans to build a new facility on this land so that it can produce its own diesel chassis with a new motorhome concept to be built on that chassis.

Schedule 2
Valuation and Qualifying Accounts

Allowance for Doubtful Receivables

BALANCE, December 31, 1999	$ 50,000
Additions: Charges to Operations	50,000
Deductions: A/R Write Offs	-------
BALANCE, December 31, 2000	100,000

Additions: Charges to Operations	283,000
Deductions: A/R Write Offs	(281,000)
BALANCE, December 31, 2001	$ 102,000
Additions: Charges to Operations	1,000
Deductions: A/R Write Offs	(-------)
BALANCE, December 31, 2002	$ 103,000

CORPORATE INFORMATION

Directors
William J. Rex
Chairman, President and Chief Executive Officer

Robert A. Lopez
Retired President, Nickerson Lumber Plywood

Frank A. Visco
Owner, Frank A. Visco & Associates

Dr. Dennis K. Ostrom
Engineering Consultant

J. Michael Bourne
Executive Vice President, Chief Operating Officer and Acting Chief Financial Officer

Officers
William J. Rex
Chairman, President and Chief Executive Officer

J. Michael Bourne
Executive Vice President, Chief Operating Officer and Acting Chief Financial Officer

Cheryl L. Rex
Corporate Secretary

Legal Counsel
Kirkpatrick & Lockhart, LLP
Beverly Hills, California

Baker & Daniels
Elkhart, Indiana

Auditors
Beckman, Kirkland & Whitney
Agoura Hills, California

Registration Transfer
US Stock Transfer Corporation
Glendale, California

FORM 10K
A copy of the company's form 10K, filed with the Security and Exchange Commission is available without charge upon writing to:

Shareholder Relations
Rexhall Industries, Inc.
46147 7th Street West
Lancaster, California 93534

Corporate Offices
Rexhall Industries, Inc.
46147 7th Street West
Lancaster, California 93534

(661) 726-0565
www.rexhall.com
email: exe@rexhall.com

